Exhibit 21

Subsidiaries of the Registrant	State or Province of Formation

North American Subsidiaries
MTS Testing Systems (Canada) Ltd.	Ontario

International Subsidiaries
MTS Holdings France, SARL	France
MTS Sensor Technologie und Verwaltungs-GmbH	Germany
MTS Automotive Sensors GmbH	Germany
MTS Sensor Technologie GmbH and Co. KG	Germany
MTS Systems SAS	France
MTS Systems GmbH	Germany
MTS Systems Ltd.	United Kingdom
MTS Systems Norden AB	Sweden
MTS Systems srl	Italy
MTS (Japan) Ltd.	Japan
MTS Korea, Inc.	Korea, Republic of
MTS Sensors Technology K.K.	Japan
MTS Systems (China) Inc.	Minnesota
MTS Systems (Hong Kong) Inc.	Minnesota
MTS Systems Switzerland GmbH	Switzerland
MTS Systems (China) Co., Ltd.	China, People’s Republic of